Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

October 7, 2019 - For Immediate Release

Great Panther Reports Third Quarter 2019 Production Results

This news release constitutes a “designated news release” for the purposes of Great Panther’s prospectus supplement dated July 9, 2019 to its short form base shelf prospectus dated July 2, 2019.

GREAT PANTHER MINING LIMITED (NYSE American: GPL; TSX: GPR) (“Great Panther”, the “Company”) announces its third quarter (“Q3”) 2019 production results from its Tucano Gold Mine in Brazil, and two Mexican mining operations: the Guanajuato Mine Complex (“GMC”), which includes the San Ignacio Mine, and the Topia Mine.

Consolidated Operational Results	Q3 2019	Q3 2018	Change	Q3 2019	Q2 2019	Change
Ore processed (tonnes)	813,260	92,920	775%	813,260	782,568	4%
Gold equivalent production (ounces) (1)	47,374	12,789	270%	47,374	39,922	19%
Gold production (ounces)	39,651	4,737	737%	39,651	33,461	18%
Silver production (ounces)	418,032	448,840	-7%	418,032	349,668	20%
Lead production (tonnes)	539	572	-6%	539	453	19%
Zinc production (tonnes)	689	639	8%	689	575	20%

(1) Gold equivalent ounces were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.0007950 and 1:0.0010225 for the price/ounce of gold to price/pound of lead and zinc, respectively.

“Great Panther’s Tucano Gold Mine continues to see steady improvement in performance and increased gold production by 21% over the second quarter, achieving its third quarter guidance with production of over 36,000 ounces of gold,” stated James Bannantine, President & CEO. “We are also pleased to report record metal production during the quarter from our Topia Mine and continuation of our exploration initiatives at the Guanajuato Mine Complex with an updated NI 43-101 resource estimate expected in early 2020.”

Tucano Gold Mine

The Tucano Gold Mine produced 36,317 ounces of gold in Q3 2019, an increase of 21% over the previous quarter and same quarter in the previous year (based on results for the comparative periods as reported by the previous owner of Tucano). The increases are primarily attributable to increased mining rates in the sulfide ore, and higher gold grades and recoveries.

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Material movement, particularly waste movement, increased significantly during the third quarter as a result of pre-stripping multiple pits in preparation for large ore movement and production in the fourth quarter and stockpiling for the rainy season in the beginning of 2020.

Tucano Operational Summary	Q3 2019	Q3 2018(1)	Change	Q3 2019	Q2 2019	Change
Total material mined (tonnes)	6,908,097	4,619,339	50%	6,908,097	5,009,392	38%
Total waste mined (tonnes)	6,360,015	3,996,079	59%	6,360,015	4,474,546	42%
Ore mined (tonnes)	546,561	621,869	-12%	546,561	523,424	4%
Ore processed (tonnes milled)	747,498	864,455	-14%	747,498	718,682	4%
Gold production (ounces)	36,317	29,941	21%	36,317	29,899	21%
Au grade (g/t)	1.62	1.26	29%	1.62	1.41	15%
Au recovery (%)	93.2%	85.6%	9%	93.2%	91.9%	1%

(1) The production data presented in the table above includes production for the full quarter in Q3 2018 as reported by the previous owner of the Tucano Gold Mine.

Topia Mine

Topia produced 501,469 silver equivalent ounces in Q3, a new record level of quarterly production. Production for Q3 represented a 21% and 23% increase over the previous quarter and the same quarter in the previous year, respectively. The sustained high production is mainly attributed to increased ore processed, as well as higher silver and zinc grades.

Topia Operational Summary	Q3 2019	Q3 2018	Change	Q3 2019	Q2 2019	Change
Ore processed (tonnes)	21,761	18,617	17%	21,761	18,410	18%
Silver equivalent production (ounces) (1)	501,469	409,190	23%	501,469	413,467	21%
Silver production (ounces)	274,225	188,004	46%	274,225	218,000	26%
Gold production (ounces)	344	323	6%	344	353	-3%
Lead production (tonnes)	539	572	-6%	539	453	19%
Zinc production (tonnes)	689	639	8%	689	575	20%
Ag grade (g/t)	418	334	25%	418	392	7%
Au grade (g/t)	0.86	0.90	-5%	0.86	1.01	-16%
Ag recovery (%)	93.8%	94.0%	0%	93.8%	93.9%	0%
Au recovery (%)	57.4%	59.6%	-4%	57.4%	58.9%	-3%

(1) Silver equivalent ounces were calculated using an 80:1 Ag:Au ratio, and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to price/pound of lead and zinc, respectively.

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Guanajuato Mine Complex

Production from the GMC continues to be sourced entirely from the San Ignacio Mine, and comparisons to the third quarter in 2018 year reflect the operation of both the San Ignacio Mine and the Guanajuato Mine in the comparative period. During the third quarter, total metal production was 383,072 silver equivalent ounces, which represents a 1% decrease compared to the previous quarter. This is mainly due to decreased ore processed, and lower gold grades and recoveries, partially offset by higher silver grades. The exploration program initiated at Guanajuato continued through the third quarter with the objective of growing higher margin resources in order to bring the Guanajuato Mine back into production next year.

GMC Operational Summary	Q3 2019	Q3 2018	Change	Q3 2019	Q2 2019	Change
Ore processed (tonnes)	44,001	74,303	-41%	44,001	45,476	-3%
Silver equivalent production (ounces) (1)	383,072	613,938	-38%	383,072	388,388	-1%
Silver production (ounces)	143,807	260,836	-45%	143,807	131,668	9%
Gold production (ounces)	2,991	4,414	-32%	2,991	3,209	-7%
Ag grade (g/t)	119	124	-4%	119	105	13%
Au grade (g/t)	2.47	2.12	17%	2.47	2.52	-2%
Ag recovery (%)	85.6%	87.8%	-3%	85.6%	85.5%	0%
Au recovery (%)	85.4%	87.1%	-2%	85.4%	87.0%	-2%

(1) Silver equivalent ounces were calculated using an 80:1 Ag:Au ratio.

Combined, the Company’s Mexican operations produced 30,776 gold equivalent ounces for the nine months ended September 30, 2019.

Outlook

Fourth quarter guidance for the Tucano Gold Mine is under review due to a geotechnical problem discovered on Sunday, October 6th in the west wall of the Urucum Central South pit (“UCS”), one of the five pits scheduled for production in the fourth quarter. The geotechnical issue is limited to the UCS pit and does not impact the other pits. The Company is reviewing whether rescheduling production from the other pits can make up for the expected shortfall in UCS planned production and will advise in a separate press release of any change in guidance by Wednesday, October 16th. Safety of the Company’s personnel and its contractors will be the primary consideration in determining any revision to the operating plan.

Production and cash cost guidance	FY 2019 Guidance
Gold equivalent ounces (1) - Tucano (from March 5, 2019 acquisition date)	125,000 - 135,000
Gold equivalent ounces (1) - Mexico	46,500 - 50,000
Total gold equivalent ounces (1)	171,500 - 185,000
Cash cost per ounce sold (2)	$820 - $890
AISC per gold ounce sold, excluding corporate G&A expenditures (2)	$1,030 - $1,130

(1) Gold equivalent ounces were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.000795 and 1:0.00102258 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.

(2) Cash cost per gold ounce sold and AISC per gold ounce sold excluding corporate G&A expenditures are non-GAAP measures. Refer to the Non-GAAP Measures section of the Company’s most recent MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

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Tucano production guidance	Q4 2019
Gold ounces	55,000 - 59,600

The Company cautions that its Mexico gold equivalent ounce production for 2019 may be short of guidance, based on production through Q3, and it is reviewing opportunities to achieve full year guidance for its Mexican operations.

Great Panther’s focus in 2019 has been on the continued optimization of the Tucano
Gold Mine following the successful commissioning of the Supplemental Oxygen System at the end of April (see May 14, 2019 press release here). Great Panther also continues to advance its exploration program at Tucano following the announcement of high-grade drilling results in July. The program is expected to complete approximately 7,450 metres in 36 holes by the end of the year, all comprising near- or in-mine targets. The program is aimed at capitalizing on Tucano’s significant exploration potential in addition to a further regional exploration program for which preliminary exploration activities have commenced, focused on the extensive land package surrounding the Tucano Gold Mine.

At the Topia Mine, the Company conducted additional mine development in order to increase mining rates and ore feed, and successfully secured the purchase of high-grade ore from a neighbouring small mine. During the 3rd quarter, exploration continued with three underground Company drill rigs performing infill drilling, and one contractor surface drill rig focused on step-out drilling.

Exploration at the GMC continues to advance at both the Guanajuato Mine and San Ignacio Mine. The Company plans to complete an updated NI 43-101 resource estimate for the GMC, based on this year’s exploration program, in the first quarter of 2020. During the 3rd quarter at GMC, four contract underground drill rigs were in use for infill drilling, as well as one surface contract drill rig for both infill and step-out drilling.

At the Coricancha Mine in Peru, the Company approved a positive production decision following the completion of the Bulk Sample Program which confirmed the key operating assumptions contained in its Preliminary Economic Assessment announced in May 2018. The restart date is anticipated in 2020 subject to securing funding for the initial capital costs on favourable terms, and the ongoing successful optimization of the Tucano Gold mine.

The technical information contained in this news release has been reviewed and approved by Robert F. Brown, P. Eng., acting Vice President Exploration and Fernando A. Cornejo, P. Eng., Vice President Projects & Technical Services, both Qualified Persons for the purposes of National Instrument 43-101.

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ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate gold and silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther also owns the Coricancha Mine in Peru, which is expected to restart operations in 2020.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding the Company’s production guidance and ability to meet its production guidance, expectations of cash cost and AISC, the exploration potential of Tucano, Topia, and GMC, the timing for an updated resource estimate for GMC, and the timing or ability to restart operations for the Coricancha Mine.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Alex Heath, CFA

Director, Corporate Development & Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com

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